Exhibit 99.2

Forward Pharma Appeals the Decision of the Opposition Division to Revoke the EP2801355 Patent

COPENHAGEN, Denmark, May 07, 2018 (GLOBE NEWSWIRE) -- Forward Pharma A/S (Nasdaq:FWP) (“We” or “Forward” or the “Company”), today announced the filing of a notice of appeal of the decision of the Opposition Division of the European Patent Office (the “EPO”) that revoked EP2801355 (the “’355 patent”), written reasons for which were received on March 22, 2018. The notice was filed to the Technical Board of Appeal (the “TBA”) of the EPO.

“With the notice of appeal filed, we officially initiate the process to get the decision of the Opposition Division overturned and have the ‘355 patent reinstated,” said Dr. Claus Bo Svendsen, Chief Executive Officer of Forward.

On January 29, 2018, the Opposition Division of the EPO heard the oral proceedings concerning the validity of the ‘355 patent and issued an oral decision revoking the ‘355 patent after considering third-party oppositions from several opponents. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, and following a thorough review of these, the Company has now decided to appeal the Opposition Division’s decision to the TBA. The appeal process has an expected duration of an additional two to three years. The Company has until August 2, 2018 to submit its detailed grounds of appeal. By initiating the appeal, the revocation will only become effective if and when confirmed by the TBA. If the Company prevails in such appeal, we expect the TBA to remand the case to the Opposition Division, for the Opposition Division to resolve the remaining elements of the original opposition.

About Forward Pharma:
Forward Pharma A/S is a Danish biopharmaceutical company that commenced development in 2005 of FP187®, a proprietary formulation of DMF for the treatment of inflammatory and neurological indications. The Company granted to Biogen an irrevocable license to all of its IP through the recent Settlement and License Agreement and received from Biogen a non-refundable cash fee of $1.25 billion in February 2017, with the return of EUR 917.7 million to shareholders through a capital reduction in September 2017. The Company has the opportunity to receive royalties from Biogen on sales of Tecfidera® or other DMF products for MS, dependent on, among other things, successfully appealing the U.S. interference and a favorable outcome in Europe with respect to the EP2801355 Opposition Proceedings, including any appeal thereto.

Publicly available information from the European Patent Office can be located at the European Patent Register at https://register.epo.org/regviewer.

The principal executive offices are located at Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark and our American Depositary Shares are publicly traded on Nasdaq Stock Market (FWP). For more information about the Company, please visit our website at http://www.forward-pharma.com.

Forward Pharma A/S Investor Relations Contact:

Forward Pharma A/S
Dr. Claus Bo Svendsen, Chief Executive Officer
Investor Relations
investors@forward-pharma.com

The Trout Group
John Graziano
jgraziano@troutgroup.com
+1 (646) 378 2942

Forward Looking Statements:
Certain statements in this press release may constitute “forward-looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “estimate,” “would,” “may,” “plan,” and “potential.” Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, risks related to the following: the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the Settlement and License Agreement entered into with subsidiaries of Biogen Inc. and certain other parties thereto; our ability to obtain, maintain, enforce and defend issued patents with royalty-bearing claims; our ability to prevail in the interference proceedings after all appeals and obtain issuance of the ’871 application; our ability to prevail in or obtain a favorable decision in the ‘355 patent European Opposition Proceedings, after all appeals; the expected timing for key activities and an ultimate ruling in such legal proceedings; the issuance and term of our patents; future sales of Tecfidera®, including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties; and our ability to generate revenue from product sales in the U.S. directly or through an assignee of our U.S. co-exclusive license rights in the event Biogen does not obtain an exclusive license from us in the U.S. Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2017. We are providing this information as of the date of this release and do not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.